LUSE GORMAN POMERENK & SCHICK
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW

                     5335 WISCONSIN AVENUE, N.W., Suite 400
                             WASHINGTON, D.C. 20015
                             ----------------------
                            TELEPHONE (202) 274-2000
                           FACSIMILE (202) 362-29023
                                www.luselaw.com

WRITER'S DIRECT DIAL NUMBER                                      WRITER'S EMAIL
(202) 274-2001                                               jgorman@luselaw.com


July 8, 2009

Mr. William Friar
Senior Financial Analyst
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

         Re:      Provident Financial Services, Inc.
                  Form 10-K for the Fiscal Year Ended December 31, 2008 Form 8-K filed on March 3, 2009
                  Form 10-Q for the Quarterly Period Ended March 31, 2009 File No. 001-31566
                  --------------------------------------------------------

Dear Mr. Friar:

     Pursuant to your instruction, I am writing to confirm our telephone conversation of Wednesday, July 1, 2009 regarding the June 30, 2009 staff comment letter on the above referenced filings. Due to vacation schedules of certain senior management of the registrant, you agreed to a ten business day extension of the time period for responding to the comments.

                                       Sincerely,

                                       /s/ John Gorman

                                       John Gorman